UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

scPharmaceuticals Inc.

(Name of Subject Company (Issuer))

Seacoast Merger Sub, Inc.

(Offeror)

A direct wholly owned subsidiary of

MannKind Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

Michael E. Castagna

Chief Executive Officer

MannKind Corporation

1 Casper Street

Danbury, Connecticut 06810

(818) 661-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Rowook Park

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1 through 9 and Item 11

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Seacoast Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Company”), at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each, a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with a rights agent mutually agreeable to Parent and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

All information set forth in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of September 8, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on September 8, 2025.

(a)(5)(A)	Joint Press Release issued by Parent and the Company, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(B)	Investor Presentation, dated August 25, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(C)	Email to Parent employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

Exhibit No.	Description

(a)(5)(D)	Email to Company employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(E)	LinkedIn Announcement posted by Parent on August 25, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(F)	Transcript from MannKind Corporation Investor Call dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(b)(1)#	Loan Agreement, dated August 6, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Parent with the SEC on August 6, 2025).

(b)(2)#	Amendment No.1 to the Loan Agreement, dated August 24, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to Parent’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(d)(1)#	Agreement and Plan of Merger, dated August 24, 2025, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(3)*	Mutual Nondisclosure Agreement, dated as of May 7, 2025, by and between Parent and the Company.

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Filed herewith.

#

Certain annexes, exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2025

Seacoast Merger Sub, Inc.

By:	/s/ David Thomson
Name: David Thomson
Title: Secretary

MannKind Corporation

By:	/s/ Michael E. Castagna
Name: Michael E. Castagna
Title: Chief Executive Officer

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